UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

BALDOR ELECTRIC COMPANY

(Name of Subject Company (Issuer))

BROCK ACQUISITION CORPORATION

ABB LTD

(Names of Filing Persons (offerors))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

057741100
(CUSIP Number of Class of Securities)

Richard A. Brown
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41 (43) 317-7111
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Daniel E. Wolf, Esq.
Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Tel: (212) 446-4800
Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,092,742,455	$220,512.54

(1)                                 Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 47,166,171 shares of common stock, par value $0.10 per share, and 75,311 shares of common stock subject to restricted stock units, in each case, at $63.50 per share. The transaction value also includes the aggregate offer price for a maximum of 2,811,996 shares of common stock issuable pursuant to outstanding options with an exercise price less than $63.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $63.50 minus the weighted average exercise price of such options. The share numbers are based on representations made by the Company to Purchaser and Parent as of December 3, 2010.

(2)                                 Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $220,512.54	Filing Party: ABB Ltd and Brock Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: December 8, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  Third-party tender offer subject to Rule 14d-1.

☐                                    Issuer tender offer subject to Rule 13e-4.

☐                                    Going-private transaction subject to Rule 13e-3.

☐                                    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (this “Schedule TO”) relating to the tender offer by Brock Acquisition Corporation, a Missouri corporation (“Purchaser”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the laws of Switzerland (“Parent”), for all of the outstanding common stock, par value $0.10 (the “Shares”), of Baldor Electric Company, a Missouri corporation (the “Company”), at a price of $63.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated December 8, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 4 is being filed to amend and supplement Item 11 as reflected below.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings.

Item 11(a) of the Schedule TO is hereby amended and supplemented by restating in its entirety the sub-section captioned “Litigation” as follows:

“Litigation.

On December 29, 2010, on behalf of their respective clients, counsel to the Company, its board of directors, Parent and Purchaser entered into a memorandum of understanding (the “MOU”) with counsel to the plaintiffs in Cottrell v. Baldor Electric Company, et al., Case Number CV- 2010-2142 VI (the “Cottrell Action”), a case filed in the Sebastian County Circuit Court of Arkansas (the “Arkansas Court”), the Fortier Action and the Chance Action, pursuant to which the parties to these three actions agreed to a proposed settlement of such actions.  While Parent and the Company continue to believe that the lawsuits are entirely without merit and that they have valid defenses to all claims, they have agreed to enter into the settlement in order to avoid the risk that the putative stockholder class actions may delay or otherwise adversely affect the consummation of the Offer and the Merger, and to minimize the expense of defending such actions.

Subject to completion of certain confirmatory discovery by counsel to the plaintiffs, the MOU contemplates that the parties will enter into a stipulation of settlement.  The stipulation of settlement will be subject to customary conditions, including court approval following notice to the Company’s shareholders. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Arkansas Court will consider the fairness, reasonableness, and adequacy of the settlement.  If the settlement is finally approved by the Arkansas Court, it will resolve and release all claims (excluding claims for dissenters’ rights Section 351.447 and/or 351.455 of the MGBCL, as applicable) in the Cottrell Action, the Fortier Action and the Chance Action, pursuant to terms that will be disclosed to the Company’s shareholders prior to final approval of the settlement.

The plaintiff in Ecker v. Asher, et al., Case Number 10 SL-CC 5127 (the “Ecker Action”), a case filed in the Circuit Court of St. Louis County, Missouri, is not a party to the MOU. Parent and the Company believe the claims in the Ecker Action are without merit and will continue to defend against the claims in such lawsuit.  On December 29, 2010, Parent and Purchaser filed a motion to dismiss or, in the alternative, stay the Ecker Action.

On December 29, 2010, Parent and the Company filed in the Circuit Court of St. Louis County, Missouri a motion to transfer and consolidate the Fortier Action, the Chance Action, the Ecker Action and all subsequently-filed related actions, if any.  Parent and the Company also requested that the court stay further proceedings in these actions pending the resolution of the Cottrell Action in Arkansas.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROCK ACQUISITION CORPORATION

By:	/s/ Diane de Saint Victor
Name:	Diane de Saint Victor
Title:	General Counsel

Date:	December 30, 2010

ABB LTD

By:	/s/ Ulrich Spiesshofer
Name:	Ulrich Spiesshofer
Title:	Executive Committee Member Responsible for Discrete Automation and Motion Division

Date:	December 30, 2010

By:	/s/ Diane de Saint Victor
Name:	Diane de Saint Victor
Title:	General Counsel

Date:	December 30, 2010

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EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated December 8, 2010.*
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)

Joint Press Release of Baldor Electric Company and ABB Ltd, dated November 30, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).*

(a)(1)(G)	Summary Advertisement as published on December 8, 2010.*
(a)(5)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated December 8, 2010.*
(a)(5)(A)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated December 21, 2010.*
(b)	None.
(d)(1)

Agreement and Plan of Merger, dated as of November 29, 2010, by and among Baldor Electric Company, ABB Ltd and Brock Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).*

(d)(2)

Confidentiality Letter, dated as of January 21, 2010, by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).*

(d)(3)

Amendment, dated as of September 8, 2010, to the Confidentiality Letter by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).*

*Previously filed.

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